UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41656

Jayud Global Logistics Limited

(Exact name of registrant as specified in its charter)

Building 3, No. 7 Gangqiao Road,

Li Lang Community, Nanwan Street,

Longgang District, Shenzhen,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Entry into Share Purchase Agreement

On July 16, 2025, Jayud Global Logistics Limited (the “Company”) entered into a share purchase agreement (the “Purchase Agreement”) with certain accredited investors named therein (the “Investors”), pursuant to which the Company agreed to sell and issue 42,857,143 Class A ordinary shares of a par value of US$0.0001 each (the “Class A Ordinary Shares”) to the Investors at a purchase price of US$0.14 per share, in a registered direct offering of $6 million of its securities (the “Offering”).

The Offering was made pursuant to the Company’s existing shelf registration statement on Form F-3 (File No. 333-280010) (the “Registration Statement”), which was declared effective on July 3, 2024 by the U.S. Securities and Exchange Commission (the “Commission”). A prospectus supplement to the Registration Statement was filed with the Commission on or around July 17, 2025.

The closing of the Offering occurred on July 18, 2025, raising gross proceeds of $6 million before deducting offering fees and expenses. The Company intends to use the proceeds for general corporate purposes, repayment of certain outstanding loans, and registration and operation of its overseas business entities, branches and offices.

In connection with the Offering, the Company entered into an Engagement Agreement dated as of June 26, 2025 (the “Engagement Agreement”) with FT Global Capital, Inc. (“FT Global”). Under the terms of the Engagement Agreement, the Company agreed to pay FT Global (i) a cash fee of 7.0% of the aggregate gross proceeds raised in the Offering from investors that are not sourced by the Company, or (ii) a cash fee of 4.0% of the aggregate gross proceeds raised in the Offering from investors sourced by the Company, and reimburse FT Global’s out-of-pocket expenses, including the reasonable fees, costs and disbursements of its legal counsel, in an amount not to exceed an aggregate of $50,000.

In connection with the Offering, each of the Company’s executive officers and directors, has agreed, subject to certain exceptions, not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to purchase, make any short sale of, or otherwise dispose of, directly or indirectly, any Class A Ordinary Shares, or any securities convertible into or exercisable or exchangeable for Class A Ordinary Shares, for 45 days following the closing date of the Offering. In addition, the Company has agreed that for a period of for a period of 45 days from the closing date of the Offering, without the prior written consent of FT Global, the Company will not (a) offer, sell, issue, or otherwise transfer or dispose of, directly or indirectly, any equity of the Company or any securities convertible into or exercisable or exchangeable for equity of the Company; (b) file or caused to be filed any registration statement with the Commission relating to the offering of any equity of the Company or any securities convertible into or exercisable or exchangeable for equity of the Company; or (c) enter into any agreement or announce the intention to effect any of the actions described in (a) or (b) above.

The foregoing summaries of the Purchase Agreement and Engagement Agreement do not purport to be complete and are subject to and are qualified in their entirety by copies of such documents filed as Exhibits 10.1 and 10.2, respectively to this Current Report on Form 6-K (“Form 6-K”) and are incorporated herein by reference.

This report shall not constitute an offer to sell or a solicitation of an offer to buy any Class A Ordinary Shares, nor shall there be any sale of Class A Ordinary Shares in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

This Form 6-K and the exhibits to the Form 6-K are hereby incorporated by reference into the Company’s registration statement on Form F-3, as amended (File No. 333-80010), and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2025

Jayud Global Logistics Limited

	By:	/s/ Xiaogang Geng
	Name:	Xiaogang Geng
	Title:	Chief Executive Officer

Exhibits Index

Exhibit No.	Description
5.1	Opinion of Harney Westwood & Riegels
10.1	Form of Purchase Agreement
10.2	Engagement Agreement
23.3	Consent of Harney Westwood & Riegels (included in Exhibit 5.1)

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